City of Buenos Aires, December 19th, 2023 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. Mercado Abierto Electrónico S.A. (MAE) Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We are writing, in accordance with Section 11 of Chapter I, Title II and Section 2, Chapter I, Title XII of the Argentine securities regulator (“Comisión Nacional de Valores” or “CNV”) Regulations (2013 revised version). In this regard, we inform that by resolution of the Board of Directors of Loma Negra C.I.A.S.A. (the “Company”) dated December 19, 2023 the implementation of new plans was approved within the incentive Company’s programs in stocks (the “New Plans”) in force and previously approved by the Board of Directors on February 12, 2021. Likewise, it is reported that the New Plans will be administered by the Company's Board of Directors. The New Plans’s purposes is the acquisition of shares to be used for the implementation of specific compensation programs or plans. Under the New Plans, the eligible employees - provided that the permanence requirements and other conditions under the New Plans have been met – will be granted a certain defined amount of ordinary shares and/or American Depositary Receipts (ADRs) of the Company within a total period of 3 (three) years. The ordinary shares and/or ADRs needed to comply with the New Plans will be acquired by the Company in accordance with the share repurchase plan which was duly informed by means of the Relevant Event reported by the Company. Sincerely, ______________________ Marcos Isabelino Gradin Investor Relations Officer